Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 333-64936

The following is a Merger News Bulletin that Dean Foods distributed to its employees on August 2, 2001:

Volume 3	August 2, 2001
MERGER NEWS BULLETIN

A NOTE FROM HOWARD DEAN

Welcome to the third edition of the Merger News Bulletin. During the months of June and July, we have taken significant steps in the merger process. Dean Foods has finished gathering documents and information in response to the Second Request that was issued by the Department of Justice (DOJ). Many of you worked diligently to help with these efforts and I’d like to thank all of you for your commitment. We have now certified compliance with the Second Request. The DOJ is reviewing the materials we have submitted, and this will likely take some time. We expect a favorable response and anticipate that we will remain on track to complete the merger in the final quarter of the year.

We recently announced lower than anticipated earnings for our fourth quarter and fiscal 2001. Though we had record sales for the year overall, an accomplishment we should all be proud of, there were several factors that had a negative impact on our earnings. These include technological and manufacturing challenges, increased promotional spending, particularly for pickle products, and rising costs for energy and fuel. However, we believe the investments we have made this year will pay off and will put Dean Foods in a favorable position going forward. The base earnings of Dean’s core businesses remain strong and we look forward to the future.

Some of you may be wondering whether our recent financial performance will affect the outlook for the merger. Although disappointing, our recent earnings results should not affect the merger. Both parties continue to be fully committed to closing the transaction as soon as possible. In a statement released shortly after our earnings announcement, Suiza Foods indicated that while they were disappointed with our earnings, they believe the anticipated benefits of a merger with Dean Foods remain compelling. Both Gregg Engles and I still believe that significant benefits can be achieved for our shareholders, customers and employees, and we are personally committed to moving the merger process forward.

In this edition of the Merger News Bulletin, we continue to provide answers to the questions you have submitted about the merger. We also include more information about National Dairy Holdings, LP, as well as an interview with Specialty Foods Group President Jim Greisinger.

Thank you for continuing to provide your feedback on the Merger News Bulletin. We look forward to providing you with more merger news in the near future.

/s/ Howard Dean

Howard Dean

SECOND REQUEST COMPLIANCE IS COMPLETE!

We have finished compiling all documents and materials for the Department of Justice (DOJ) to comply with the Second Request. We have been gradually submitting documents to the DOJ for some time, and we recently finished this process. This has been an enormous task, and all of the individuals involved with submitting documents and records should be commended.

The speed with which our employees performed this monumental task will improve our chances for a timely merger closing. For a merger of this size and complexity, compliance within such a short time frame is truly amazing. Your level of commitment is evident – at last count, Dean Foods submitted approximately 3,000 boxes of materials to the DOJ, plus a large volume of electronic documents and data.

Now here’s a look at what happens next:

•	The DOJ has received all of our boxes of documents, electronic data and responses to interrogatories, along with similar material submitted by Suiza Foods.

•	The DOJ has 30 days to review the materials submitted by both Dean Foods and Suiza Foods. Sometimes continued on page 4

More Questions? Call the Merger Hotline (800-843-8749) for more information.

1

Q&A WITH JIM GREISINGER

We talked with Jim Greisinger about the merger and the future of the Specialty Foods Group. Here are his comments:

What has the Specialty Foods Group accomplished over the past year?

With the consolidation of aseptic, powder, EBI and pickles into Dean Specialty Foods, it was clear we had opportunities to significantly reduce our cost structure and inventory. We began forming a new strategic plan for the creation of a single private label food company that could offer a wider assortment of products. We also recognized a need to make it easier for customers to do business with us. To accomplish this, we reorganized the division. This has meant change, but everyone has worked very hard and has been very supportive as we have successfully completed the reorganization.

Lately we’ve heard about problems in the pickle business. Can you tell us a little more about that?

We have been disappointed in the results for pickles. Profits have been flat and we did not meet our planned earnings due to several factors. Weather problems have affected the quality and supply of crops used in our pickle business. We also faced additional costs for new equipment, but I think this investment will have valuable long-term benefits. Finally, we were also affected by the rising costs of energy, packaging and distribution. These costs, combined with a reduction in overall pickle consumption, have created a difficult business environment. However, we believe the steps we have taken will contribute to future growth in our pickle business, and we remain positive about this segment of the business. Later this year, we expect to begin seeing the benefits of our new organization with new business opportunities, expanding the distribution of current products and introducing new packaging for certain product lines.

How are the broader distribution capabilities of the combined company expected to affect the Specialty Foods Group?

With broader distribution capabilities, we can deliver our products more efficiently and reduce inventory. We have an opportunity to improve distribution for pickles, powder and aseptic. We also have an opportunity to make it easier for customers to communicate their needs to Dean Foods.

Is the merger expected to have any impact on new product innovation?

We expect that new products, new packaging and new ideas will all be an important part of the new Dean Foods. By combining the existing resources of both Dean Foods and Suiza Foods, the new company will have better opportunities to invest in new products, new packaging and innovative distribution systems that will rival those of our larger industry competitors.

MERGER PROGRESS UPDATE

Dean Foods and Suiza Foods are continuing to move forward with the merger process. Here’s an overview of where we are:

Merger Process	Dean Foods Progress

Decision to Merge	•	April 4, 2001: Boards of directors of Dean Foods and Suiza Foods unanimously vote to approve the merger

Announcement	•	April 5, 2001: Dean Foods and Suiza Foods announce merger

Government Review	•	May 9, 2001: DOJ issues Second Request

	•	End of July, 2001: Dean Foods certifies compliance with Second Request

	•	Dean Foods and Suiza Foods will now await government approval of transaction

Proxy Statement	•	July 12, 2001: Draft proxy statement filed with SEC

Shareholder Vote	•	TBD

DOJ Clearance	•	TBD

Closing of Transaction	•	Promptly after all approvals have been obtained

More Questions? Call the Merger Hotline (800-843-8749) for more information.

2

THE SCOOP ON NATIONAL DAIRY

Many of you have requested additional information about National Dairy Holdings, LP, the company that will eventually operate our Cream o’Weber, Barber Milk, H. Meyer and Coburg facilities.

National Dairy is an independent milk processing company that was formed by three dairy industry veterans — Allen Meyer, former owner of Milk Products, LP, and Tex Beshears and Tracy Noll, current owners of Milk Products, LP. Dairy Farmers of America (DFA), the nation’s largest dairy farmer cooperative, also has an interest in National Dairy. National Dairy’s headquarters are located in Dallas, Texas.

It is our understanding that National Dairy’s new network will include:

•	Four Dean Foods plants – Cream o’Weber, Barber Milk, H. Meyer and Coburg

•	Two Suiza Foods plants – Velda Miami and Velda Winter Haven

•	Milk Products, LP – three plants in eastern Texas and one plant in Louisiana

•	Valley Rich – a single plant in Roanoke, Virginia

•	Wessanen plants – a group of plants that National Diary has recently announced its intention to acquire. These 17 manufacturing plant are better known by their company names, Crowley Foods and Marigold Foods. The ten Crowley plants are spread across the Northeast, and the seven Marigold plants are located in the upper Midwest.

National Dairy’s products include fluid milk, cottage cheese, sour cream, yogurt, ice cream, UHT milk and juice. With its combined resources, National Dairy’s assets will total about $850 million, and the company expects to see about $2 billion in annual sales.

As we learn additional details about National Dairy, we will share them with you as quickly as possible.

ANSWERS TO YOUR QUESTIONS

Q: What impact will our fourth quarter earnings have on the merger?

A: Understandably, both Dean Foods and Suiza Foods were disappointed that our fourth quarter earnings did not meet expectations. While the reduced earnings of Specialty Foods and National Refrigerated Products can partially be attributed to lower-than-expected sales, both groups also increased their spending in advertising and promotions. We expect to see the benefits from our increased spending in advertising and promotions in fiscal year 2002. In addition, Specialty Foods saw an increase in both manufacturing and pickle crop costs, which contributed to lower earnings.

Regardless of fourth quarter earnings, both Suiza Foods and Dean Foods have re-emphasized their commitment to the merger and the benefits a combined company will bring to customers, shareholders and employees. Both companies are aggressively moving forward toward completing the merger.

Q: Why aren’t we moving into the new headquarters facility in Rosemont?

A: After careful consideration of our options, we decided not to relocate to the new facility for a number of reasons. First, Dean Foods needs to continue focusing on cutting costs. In addition, since at this time we don’t know what the new organizational structure will look like, we felt it was best to stay in our current headquarters facility. We are currently looking to sublease part or all of the floors in the new building.

Q: Is it true that the Department of Justice delayed the close of the merger at least until 2002, and possibly even longer?

A: No. The government review is proceeding as Dean Foods and Suiza Foods expected. Both parties have complied with the DOJ’s requests for information and documents. The DOJ is currently reviewing the information we have submitted in response to the Second Request, and this will take some time. The government has a limited time in which to review all of this material, and the DOJ has assured us that they will review this material as quickly as possible. Following the DOJ’s review and shareholder approval, this transaction will move to closure promptly. We expect the closing to occur in the final quarter of this calendar year.

Q: I heard that there was an antitrust investigation of Suiza in several New England states. How will this affect the merger between Dean Foods and Suiza Foods?

A: In March 2000,attorneys general in six New England states took the position that Suiza’s prior agreements with Stop & Shop Supermarket Co. to supply products and purchase some of its processing assets were anti-competitive. Last month, Suiza settled the investigation by agreeing to certain changes in the Stop & Shop agreements. Suiza maintains that the original supply agreements were not continued on page 4

More Questions? Call the Merger Hotline (800-843-8749) for more information.

3

COMPLIANCE continued from page 1

the merging parties grant the DOJ additional time to sufficiently review the information submitted.

•	Once the DOJ has reviewed the materials, the government must then decide whether the merger raises any antitrust issues. If the government decides not to challenge the merger beyond the already planned divestitures, Dean Foods and Suiza Foods will then be free to move toward officially consummating the merger after gaining share-holder approval of the transaction.

Thanks to everyone who has worked so diligently to help Dean Foods comply with the Second Request. A special thanks goes to the Dean Foods Legal Department and all of our controllers and plant managers around the country, who have simultaneously juggled their day-to-day activities while gathering information for the Second Request. Your dedication is noted and greatly appreciated.

ANSWERS continued from page 3

anti-competitive and that the agreements benefited consumers. We do not expect the completed investigation to have any impact on the closing of the merger.

BENEFITS UPDATE

Many of you have been waiting patiently for more specific information about the future of the Dean Foods benefits. Exact details about the plans are still being formulated. However, we will provide more detailed information as it becomes available.

CERTAIN LEGAL INFORMATION

Dean Foods and Suiza Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger. In addition, Dean Foods and Suiza Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the pro-posed merger. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus and other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov).In addition,the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Investor Relations (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400).

Dean Foods, Suiza Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean Foods and Suiza Foods in favor of the transaction.The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock as of August 2000 are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock as of March 2001 are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. You may obtain the proxy statements of Dean Foods and Suiza Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Dean Foods and Suiza Foods may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT

Some of the statements in this document are “forward looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause results to differ materially from expectations as of the date of this document. These risks include the ability to integrate acquisitions, adverse weather conditions resulting in poor harvest conditions, raw milk, resin and fuel costs, the level of promotional spending and competitive pricing pressures. In addition, the exact timing of the merger, and of the intermediate steps that the companies will take in connection with the completion of the merger, will depend on how quickly the companies obtain the necessary approvals for the transaction.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

4